

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 24, 2006

Mr. Marek Kreczmer
President and Chief Executive Officer
Northwestern Mineral Ventures Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

>   **Re: Northwestern Mineral Ventures Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed June 30, 2006**
>   **Form 20-F/A1 for the Fiscal Year Ended December 31, 2005**
>   **Filed November 1, 2006**
>   **Supplemental Response Letters Dated November 1, 2006 and**
>   **October 27, 2006**
>   **File No. 000-50822**

Dear Mr. Kreczmer:

        We have reviewed your Form 20-F/A1 for the Fiscal Year Ended December 31, 2005, and supplemental response letters dated November 1, 2006 and October 27, 2006, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A1 for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 46

1.   We have read the disclosure revisions you made in response to prior comment 2, clarifying that while you did not conduct an evaluation of your disclosure controls and procedures as of the end of the period covered by the report, you have concluded that such controls and procedures were effective. You state that you have been "…constantly reviewing such controls and procedures to ensure that they are effective."

        If your review did not constitute an evaluation, and you are unable to report that you conducted an evaluation, it would appear that you are without sufficient basis to conclude on the effectiveness of your disclosure controls and procedures for purposes of the required disclosure. We believe that you must conduct an evaluation to comply with Rule 13a-15(b) of Regulation 13A, and the Item 15 guidelines in Form 20-F. Under the circumstances, it appears you will need to revise the disclosure to clarify that because an evaluation was not performed, you are unable to conclude on the effectiveness of your disclosure controls and procedures as of December 31, 2005. Please take whatever steps necessary to institute a program for evaluating such controls and procedures, and to provide the required disclosures. The evaluation is also the point at which you should consider any changes in internal control over financial reporting that may need to be reported under Item 15(d) of Form 20-F. After completing your evaluation, if you conclude there were no changes in your internal control over financial reporting, include a statement to this effect.

        Please further revise your disclosure to remove the suggestion that the SEC requires a "review" of disclosure controls and procedures, rather than an "evaluation;" and to clarify that the evaluation is required to be performed as of the end of the period covered by the report, rather than "as of the end year" covered by the report.

Exhibit 12.2

2.   We note the revisions you made to your officers' certifications, in response to prior comment 5, and that such certifications were updated for inclusion in your amendment. However, we note that your chief financial officer's certification was updated by your "former" chief financial officer. Please amend your filing to include an updated officer's certification executed by your current chief financial officer, to comply with Regulation 240.12b-15 of the Exchange Act Rules.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. James Berns,
        Berns & Berns